UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal years ended December 31, 2005 and 2004
Commission File Number: 1-1927
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) for the fiscal years ended December 31, 2005 and 2004, together with the reports of Bober, Markey, Fedorovich & Company and PricewaterhouseCoopers LLP, independent registered public accounting firms, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company.
     EXHIBIT 23.2 Consent of Independent Registered Public Accounting Firm. Consent PricewaterhouseCoopers LLP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.,
Plan Administrator of THE GOODYEAR DUNLOP
TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS
PLAN FOR SALARIED EMPLOYEES

Dated: June 28, 2006	By:	/s/ James Galoppo

James Galoppo, Vice Chairman & President

ANNEX A
TO
Form 11-K
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
* * * * *
FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan
For Salaried Employees
Financial Statements
December 31, 2005 and 2004

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan For Salaried Employees
Index To Financial Statements
December 31, 2005 and 2004

Page
Reports of Independent Registered Public Accounting Firms	2, 2A

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-17

Supplemental Information
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	Schedule I

EX-23.1 Consent of Independent Registered Public Accounting
EX-23.2 Consent of Independent Registered Public Accounting
Note:	Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
of the Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Buffalo, New York
We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees, formerly known as the Goodyear Dunlop Tires North America, Ltd. 401(k) Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated October 7, 2005, expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bober, Markey, Fedorovich & Company
BOBER, MARKEY, FEDOROVICH & COMPANY
June 9, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Goodyear Dunlop Tires North America, Ltd.
401(k) Retirement Savings Plan for Salaried Employees
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. 401(k) Retirement Savings Plan for Salaried Employees (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Buffalo, New York
October 7, 2005

-2A-

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
December 31, 2005 and 2004

Statements of Net Assets Available for Benefits

	December 31,	December 31,
(Dollars in Thousands)	2005	2004

Plan’s Interest in Commingled Trust, at fair value	$25,057	$—
Investments, at fair value	—	28,953
Participants Loans	379	367

Net Assets Available for Benefits	$25,436	$29,320

Statements of Changes in Net Assets Available for Benefits

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Contributions:
Employer	$23	$—
Employee and Rollover	1,798	1,579

Total Additions	1,821	1,579

Deductions:
Benefits Paid to Participants or Their Beneficiaries	(7,061)	(4,213)
Deemed Distributions of Participant Loans	(7)	(10)
Administrative Expenses	(5)	(2)

Total Deductions	(7,073)	(4,225)

Interest From Participant Loans	19	23

Investment Income:
Interest and Dividends	221	779
Net Appreciation Fair Value of Investments	620	1,759
Net Gain from Plan’s Investment in Commingled Trust	508	—

Net Investment Income	1,349	2,538

Decrease in Assets Available for Benefits During Year	(3,884)	(85)

Net Assets Available for Benefits at Beginning of Year	29,320	29,405

Net Assets Available for Benefits at End of Year	$25,436	$29,320

The accompanying notes are an integral part of these statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

Effective August 1, 2005, the name of the plan was changed from the Goodyear Dunlop Tires North America, Ltd. 401(k) Retirement Savings Plan for Salaried Employees to the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”). The accounts of the Plan are maintained on the accrual basis of accounting.

Plan Year

The Plan Year is a Calendar year.

Trust Assets

Effective August 1, 2005, savings plans sponsored by the Goodyear Dunlop Tires North America, Ltd. (the “Company”) maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust ( the “Commingled Trust”) administered by The Northern Trust Company (the “Trustee”). The Company sponsored two savings plans at December 31, 2005 that participated in the Commingled Trust. The Plan’s undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Prior to August 1, 2005, the plan assets were not part of the Commingled Trust, the Plan assets were maintained in a separate trust where Fidelity Management Trust Company was the Trustee.

Recordkeeper

On August 1, 2005, JPMorgan Retirement Plan Services, LLC became the recordkeeper, replacing Fidelity Management Trust Company. There were changes to the investment funds offered by the Plan.

Asset Valuation

The majority of the assets of the Plan are valued at fair market value based on quoted market prices. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are units of a fund invested in various instruments that have a rate of return, and are reported at contract value (See Note 6). Investments in the Western Asset Core Plus Bond Fund, Target Retirement Income Fund, Target Retirement 2005 Fund, Target Retirement 2015 Fund, Target

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

Retirement 2025 Fund, Target Retirement 2035 Fund, Target Retirement 2045 Fund, S&P 500 Equity Index Fund, American Century Ultra Institutional Class Fund, US Active Large Capitalization Value Fund, Artisan Small Capitalization Growth Fund, RS Partners Small Capitalization Value Fund, EAFE Plus Fund, and Self-Directed Account are valued based on units of participation in commingled funds or mutual funds as reported by the fund manager, which approximates fair market value. Participant loans are stated at their outstanding balances which approximate market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

Income Recognition

Employer and employee contributions are recognized in Plan assets on the accrual basis of accounting.

Unrealized appreciation and depreciation on investments is charged or credited to the net assets of the Plan at December 31 of each year.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

The Goodyear Stock Fund invests primarily in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Plan Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Reclassifications

Certain reclassifications were made to the 2004 financial statements in order for them to conform with the classifications used in 2005.

2.	GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

Description of Plan

The following brief description of the Plan is provided for general information. For more complete information, participants should refer to the text of the Plan agreement.

General

The Plan is a defined contribution plan covering salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As of August 1, 2005, the assets of the Plan are maintained by the Trustee. They were previously maintained by Fidelity Management Trust Company.

On August 1, 1998, the Dunlop Tire Corporation Stock Bonus Plan was merged and all assets were transferred into the Plan. The terms and provisions of the merged plan shall constitute the terms and provisions of each of the respective merging plans; accordingly, participants covered by the terms and provisions of the Stock Bonus Plan immediately prior to the merger shall continue to be covered by the same terms and provisions as part of the merged plans.

Eligibility

All salaried employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

Vesting

Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed three years of continuous service with the Company. Company-funded contributions become vested after the participant has completed five years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code. In 2005 and 2004, the maximum deferral contribution amount was $14,000 and $13,000, respectively.

Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after participant makes it. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Employees may suspend their contributions at any time effective immediately.

The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

The Board of Directors of the Company determines the matching percent used as the employer contributions for each year. For both 2004 and 2005, employer matching contributions were suspended. Any participant who has a vested interest in the Goodyear Stock Fund attributable to matching employer contributions (or a beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

Effective January 1, 2005, all salaried new hires and eligible rehires are eligible for a company-funded contribution. This retirement contribution is not an employer matching contribution. It is not dependent on an employee contribution. The contribution is 5% of compensation up to the Social Security Wage Base and 11.8% for compensation above the Social Security Base not to exceed the IRS determined compensation limit. The employee can elect to invest this contribution in any of the investment options available for employee contributions.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

Investments

Prior to August 1, 2005 assets were held in various Fidelity investment funds. On August 1, 2005 the Fidelity investments were liquidated and transferred to The Northern Trust Company. As of December 31, 2005, the investment options available are as follows:
•	Stable Value Fund — Employee contributions are invested in units of a fund, that invest in various investment contracts that provide for rates of return for particular periods of time. The investment contracts are backed by high quality fixed income securities that are held in units of a commingled fund. The Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund. The fund became available on August 1, 2005.

•	Western Asset Core Plus Bond Fund — Employee contributions are invested in fixed income securities and other debt instruments of domestic and foreign entities, including corporate bonds, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, mortgage-backed securities and money market instruments. The fund may invest up to 20% of its total assets in non-U.S. dollar-denominated securities. The fund became available on August 1, 2005.

•	Target Retirement Income Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors currently in retirement. The fund became available on August 1, 2005.

•	Target Retirement 2005 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2005, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	Target Retirement 2015 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2015, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	Target Retirement 2025 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2025, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

•	Target Retirement 2035 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2035, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	Target Retirement 2045 Fund — Employee contributions are invested in other Vanguard index mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045. The fund’s asset allocation will become more conservative over time. Within 5 to 10 years after 2045, the fund’s asset allocation will become similar to that of the Target Retirement Income Fund. The fund became available on August 1, 2005.

•	S&P 500 Equity Index Fund — Employee contributions are invested in a common collective trust consisting of a portfolio of common stocks, which provide a return similar to the Standard and Poor’s Composite Index of 500 stocks plus reinvested dividends. The fund became available on August 1, 2005.

•	American Century Ultra Institutional Class Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The fund became available on August 1, 2005.

•	US Active Large Capitalization Value Fund — Employee contributions are invested in a common collective trust consisting of a diversified portfolio of 70-110 U.S. large-cap companies. These companies are identified as undervalued relative to their estimated worth. The fund became available on August 1, 2005.

•	Artisan Small Capitalization Growth Fund — Employee contributions are invested in a diversified portfolio of common stocks of small-cap U.S. growth companies that are expected to provide long-term capital growth. The fund became available on August 1, 2005.

•	RS Partners Small Capitalization Value Fund — Employee contributions are invested in equity securities of companies with market capitalization of up to $3 billion, which the manager believes are undervalued. Most of the assets are invested securities on U.S. companies, but may also invest any portion of its assets in foreign securities. The fund became available on August 1, 2005.

•	EAFE Plus Fund — Employee contributions are invested in a common collective trust consisting of equities consistent with the Morgan Stanley Capital International Index of Europe, Australia and the Far East. The fund was available on August 1, 2005.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

•	Goodyear Stock Fund — Employer and employee contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 2005 the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $11.24 to $18.57 ($7.06 to $15.01 during 2004). The closing price per share of Goodyear common stock on The New York Stock Exchange was $17.38 and $14.66 at December 30, 2005 and 2004, respectively. The common stock of The Goodyear Tire & Rubber Company and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions constitutes an employee stock ownership plan (ESOP). Effective August 1, 2005, eligible employees that received company retirement contributions may not elect to invest greater than 10% of future contributions in the Goodyear Stock Fund nor may the participant transfer funds into the Goodyear Stock Fund so that more than 10% of their existing balance of company retirement contribution is in the Goodyear Stock Fund at the completion of the transfer.

•	Loan Investment Fund — Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1% as of the date the loan is extended to the participant. The Promissory Notes are the current investments related to this fund.

•	Self-Directed Account — Employee contributions are invested in the mutual fund(s) of the participant’s choice through the establishment of a brokerage account for the participant administered by Charles Schwab. The fund became available on August 1, 2005.
The Plan Investments were allocated as follows at December 31, 2004:

(Dollars in Thousands)
Mutual Funds
Fidelity Puritan Fund	$3,808
Fidelity Magellan Fund	6,433
Fidelity Managed Income Portfolio	2,995
Fidelity Growth and Income Fund	4,460
Fidelity Contrafund	3,450
Fidelity U.S. Spartan Equity Index Fund	1,818
Fidelity Intermediate Bond Fund	1,652
Fidelity Low-Priced Stock Fund	2,399
Fidelity Retirement Government Money Market Fund	1,005
Fidelity Overseas Fund	933
Participant Loans	367

Total Investments	$29,320

During the years ended December 31, 2005 and 2004, the Plan’s investments in mutual funds, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $619,692 and $1,759,262, respectively.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

The Fidelity investments were transferred to funds within the Commingled Trust on August 1, 2005. The transfers were as follows:
•	Assets of the Fidelity Retirement Government Money Market Fund and the Fidelity Managed Income Portfolio were transferred to the Stable Value Fund.

•	Assets of the Fidelity Intermediate Bond Fund were transferred to the Western Asset Core Plus Bond Fund.

•	Assets of the Fidelity Puritan Fund were transferred to the Target Retirement 2025 Fund.

•	Assets of the Fidelity U.S. Spartan Equity Index Fund were transferred to the S&P 500 Equity Index Fund.

•	Assets of the Fidelity Magellan Fund and the Fidelity Contrafund were transferred to the American Century Ultra Institutional Class Fund.

•	Assets of the Fidelity Growth and Income Fund were transferred to the US Active Large Capitalization Value Fund.

•	Assets of the Fidelity Low-Priced Stock Fund were transferred to the RS Partners Small Capitalization Value Fund.

•	Assets of the Fidelity Overseas Fund were transferred to the EAFE Plus Fund.
Participant Accounts

A variety of funds, as described earlier, have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

Interest and dividends (in non-Goodyear Stocks) are automatically reinvested in each participant’s respective accounts, and are reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the ESOP, participants may elect to receive in cash, dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the years ended December 31, 2005 and 2004 there were no dividends on the Goodyear stock held.

Plan Withdrawals and Distributions

Participants may withdraw vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.
The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are payable upon retirement, death or other termination of employment. For terminated participants with vested amounts less than $1,000, such amounts are automatically distributed to the participant. For amounts greater than $1,000, but less than $5,000, such amounts are rolled into a qualified IRA on behalf of the participant.

All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. For the December 31, 2005 and 2004 Plan years, the Plan had no forfeitures credits.

Participant Loans

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime rate plus one (8.25% and 6.25% at December 31, 2005 and 2004, respectively).

Loan repayments, with interest, are made through payroll deductions for a period of up to 54 months. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan. Loan fees are paid out of the participant’s account balance.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

During 2005, expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds, and recordkeeping services are paid from such Funds which reduce the investment return reported and credited to participant accounts.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

During 2004, administrative and investment expenses, other than loan fees, were borne by the Company.

The JPMorgan Personal Asset Manager Program was made available to participants as of August 1, 2005. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

3.	PARTY-IN-INTEREST TRANSACTIONS:

The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

As of August 1, 2005, JP Morgan serves as the recordkeeper for the Plan and serves as the fund manager for the US Active Large Capitalization Value Fund and the EAFE Plus Fund. Prior to August 1, 2005, Fidelity served as the custodian and recordkeeper for the Plan and served as the fund manager for all of the Fidelity family of investments available through that date.

The Goodyear Stock Fund is designed primarily for investment in common stock of The Goodyear Tire & Rubber Company, the majority owner of the Company.

4.	TAX STATUS OF PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated November 16, 2001 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan had been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

5.	FINANCIAL DATA OF THE COMMINGLED TRUST:

The Plan was not part of the Commingled Trust in 2004. The 2004 investments for the Plan are shown separately (see note 2).

Effective August 1, 2005, all the Plan’s investments except for the participant loans are in the Commingled Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Commingled Trust. At December 31, 2005, the Plan’s interest in the net assets of the Commingled Trust was approximately 33.6%. The Commingled Trust assets are held by The Northern Trust Company (Trustee).

See pages 15 through 17 of these financial statements, which set forth the financial data of the Commingled Trust.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

Statement of Net Assets Available for Benefits of the Commingled Trust

(Dollars in Thousands)	December 31,
	2005
Common Collective Trusts
US Active Large Capitalization Value Fund, Cost $3,706 — 270,379 Units	$3,783	**
S&P 500 Equity Index Fund, Cost $9,295 — 3,367 Units	11,183	**
EAFE Plus Fund, Cost $2,786 — 185,149 Units	3,004

Mutual Funds
Western Asset Core Plus Bond Fund, Cost $1,614 — 151,658 Units	1,575
Vanguard Target Retirement Income Fund, Cost $144 — 13,688 Units	146
Vanguard Target Retirement 2005 Fund, Cost $867 — 78,357 Units	857
Vanguard Target Retirement 2015 Fund, Cost $299 — 25,835 Units	296
Vanguard Target Retirement 2025 Fund, Cost $8,052 — 688,524 Units	8,110	**
Vanguard Target Retirement 2035 Fund, Cost $39 — 3,229 Units	40
Vanguard Target Retirement 2045 Fund, Cost $811 — 66,034 Units	831
American Century Ultra Institutional Class Fund, Cost $17,148 — 572,687 Units	17,475	*
Artisan Small Capitalization Growth Fund Cost $1,730 — 97,049 Units	1,644
RS Partners Small Capitalization Value Fund, Cost $2,463 — 66,211 Units	2,186

Self-Directed Account, Charles Schwab — Various Mutual Funds	5,865	**

Common Stock of The Goodyear Tire & Rubber Company, Cost $1,881 - 180,897 Units	3,279	**

Guaranteed Investment Contracts (See Note 6) — Invesco Stable Value Fund	14,332	**

Total Investments	74,606

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

December 31,
2005
Receivables:
Accrued Interest and Dividends	$—

Total Assets Available for Benefits	74,606

Liabilities:
Administrative Expenses Payable	—

Total Liabilities	—

Net Assets Available for Benefits	$74,606

*	American Century Ultra Fund was converted from the retail class of mutual fund shares to the institutional class on August 1, 2005. This change reduced the investment fee paid by the participants invested in the fund.

**	Individual investment represents 5% or more of the Net Assets Available for Benefits.
COMMINGLED TRUST INVESTMENT INCOME:
Investment income for the Commingled Trust for five months ended December 31, 2005 is as follows:

(Dollars in Thousands)
Net Appreciation in Fair Value of Investments:
Common Collective Trusts	$422
Mutual Funds	756
Self-Directed Mutual Funds	206
Common Stock	33

1,417

Interest on GICs	256
Administrative Expenses	(33)

Total Income	$1,640

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

6.	GUARANTEED INVESTMENT CONTRACTS:

The Commingled Trust holds units of a fund invested in benefit-responsive guaranteed investment contracts (GIC’s), which are presented at contract value in the Statement of Net Assets Available for Benefits as previously stated in Note 1. The fair values of the GIC’s at December 31, 2005 were approximately $14 million. The average effective yield and the average crediting interest rate associated with the GIC’s were approximately 4.44% at December 31, 2005. The GIC’s are of various types and primarily have zero minimum crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES	Schedule I
Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2005
Employer Identification Number: 34-0253240, Plan Number: 004

(a)	(b) Identity of issue, borrower	(c) Description of investment	(d) Cost	(e) Current Value
	lessor or similar party	Including maturity date, rate of interest,
		collateral par, or maturity value
	Participant Loans	5% - 10.5%	$—	$379,402
Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for reporting and disclosure requirements under the Employee Retirement Income Security Act of 1974.